06004162

STATES
CHANGE COMMISSION
, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: January 31, 2007
Estimated average burden
hours per response...... 12.00

ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8-42152

SEC MAIL RECEIVED MAR 01 2006 WASH. DC PROCESSING SECTION

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
LEK SECURITIES CORPORATION

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
140 BROADWAY, 29TH FLOOR
(No. and Street)

NEW YORK	**NY**	**10005**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
DANIEL HANUKA **(212) 509-2300**
(Area Code - Telephone Number)

PROCESSED
MAY 31 2006
THOMSON
FINANCIAL

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
KAUFMANN, GALLUCCI & GRUMER LLP
(Name - if individual, state last, first, middle name)

ONE BATTERY PARK PLAZA	**NEW YORK**	**NY**	**10004**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMS control number.

OATH OR AFFIRMATION

I, DANIEL HANUKA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **LEK SECURITIES CORPORATION**, as of **DECEMBER 31, 2005**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ROSLYN S. HARPER
NOTARY PUBLIC, STATE OF NEW YORK
No. 01HA6070734
QUALIFIED IN KINGS COUNTY
MY COMMISSION EXPIRES MARCH 11, 20__

Signature

CFO
Title

Notary Public

ROSLYN S. HARPER
NOTARY PUBLIC, STATE OF NEW YORK
No. 01HA6070734
QUALIFIED IN KINGS COUNTY
MY COMMISSION EXPIRES MARCH 11, 20 06

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal control.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

LEK SECURITIES CORPORATION AND SUBSIDIARY

REPORT ON CONSOLIDATED FINANCIAL STATEMENT

AS OF DECEMBER 31, 2005

LEK SECURITIES CORPORATION
AND SUBSIDIARY

INDEX

	Page
Independent Auditor's report	1
Consolidated statement of financial condition	2
Notes to consolidated financial statement	3-7

KAUFMANN,
GALLUCCI &
GRUMER LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Shareholders of Lek Securities Corporation and Subsidiary:

We have audited the accompanying consolidated statement of financial condition of Lek Securities Corporation and Subsidiary (the "Company") as of December 31, 2005 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the Auditing Standards Board of the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement as well as assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statement referred to above presents fairly, in all material respects, the financial position of Lek Securities Corporation and Subsidiary as of December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

February 16, 2006 Kaufmann, Gallucci & Grumer LLP

One Battery Park Plaza • New York, NY 10004 • Tel: (212) 269-0572 • FAX: (212) 968-1279

LEK SECURITIES CORPORATION
AND SUBSIDIARY
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

Cash and cash equivalents	$	7,517,144
Cash segregated under federal and other regulations		10,200,000
Receivable from clearing organizations and other broker-dealers		14,272,396
Due from customers		2,032,147
Deposits with clearing organizations		2,333,920
Securities borrowed		39,259,926
Securities owned:		
Marketable, at market value		3,521,250
Not readily marketable, at estimated fair value		38,486
Furniture, equipment and leasehold improvements, at cost, less accumulated depreciation and amortization of $1,383,913		286,060
Prepaid expenses and other assets		133,074
TOTAL ASSETS	$	79,594,403

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities:		
Securities loaned	$	38,836,105
Payable to clearing organizations and other broker-dealers		3,450,840
Due to customers		22,937,825
Securities sold, not yet purchased		726,434
Accounts payable and accrued expenses		2,548,122
Income taxes payable		43,825
TOTAL LIABILITIES		68,543,151
Commitments		
Subordinated borrowings		2,282,714
Shareholders' equity :		
Common stock, $.10 par value; authorized 10,000 shares, 1,231.67 shares issued and outstanding		123
Additional paid-in capital		1,617,790
Retained earnings		7,584,490
		9,202,403
Less: treasury stock; 510 shares at cost		(433,865)
TOTAL SHAREHOLDERS' EQUITY		8,768,538
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	79,594,403

The accompanying notes are an integral part of this financial statement.

LEK SECURITIES CORPORATION
AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENT
DECEMBER 31, 2005

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Lek Securities Corporation (The "Company") was incorporated January 5, 1990 under the laws of the State of Delaware. The Company is a registered broker-dealer with the Securities and Exchange Commission, the Commodity Futures Trading Commission, and is a member of the New York Stock Exchange, the National Futures Association, and other principal exchanges. The Company is also a self-clearing member of the Depository Trust and Clearing Corporation and the Options Clearing Corporation.

The Company is engaged in both providing order management and clearing services to institutions and professional traders.

Lek Securities Europe B.V., wholly owned foreign subsidiary, is organized under the laws of The Netherlands. This subsidiary is awaiting approval by the regulatory authorities of that country to conduct business as a registered broker-dealer. At this time, operations have not commenced.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements include the accounts of Lek Securities Corporation and its wholly owned subsidiary, Lek Securities Europe B.V. All significant intercompany accounts and transactions have been eliminated. Assets and liabilities valued in foreign currencies are translated at year-end rates of exchange, while the income statement accounts for the subsidiary are translated at average rates of exchange for the year.

Cash and cash equivalents represent cash and highly liquid investments with maturity dates of three months or less from the date of acquisition. The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses on these accounts.

Securities transactions (and related commission revenue and expense) are recorded on a trade date basis. Customer securities transactions are recorded on a settlement date basis, which is generally three business days after the trade date. Securities owned by customers, including those that collateralize margin transactions, are not reflected in the accompanying consolidated statement of financial condition.

Securities borrowed and securities loaned transactions are genereally reported as collateralized financings except where letters of credit or other securities are used as collateral. Securities borrowed transactions require the Company to deposit cash and other collateral with the lender. At December 31, 2005, the Company has advanced cash under securities borrowed agreements of $39,101,700. With respect to securities loaned, the Company receives collateral generally in an amount in

NOTE 2 - CONTINUED

excess of the market value of the securities loaned. At December 31, 2005, the Company has received collateral under securities loaned agreements of $38,726,300.

The Company monitors the market value of the securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management with the resulting unrealized gains and losses reflected in the consolidated statement of comprehensive income.

Furniture, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation and amortization is computed on a straight-line basis over the estimated useful lives of the assets.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of December 31, 2005, and the reported amounts of revenues and expenses during the year then ended. Actual results could differ from those estimates.

NOTE 3- CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

Cash of $8,000,000 is segregated under federal regulations for the exclusive benefit of customers, and $2,200,000 was segregated for proprietary accounts of introducing brokers. These amounts were sufficient at December 31, 2005, for the Company to meet its responsibility to segregate reserve funds.

NOTE 4 - RECEIVABLE FROM AND PAYABLE TO CLEARING ORGANIZATIONS AND OTHER BROKER - DEALERS

Amounts receivable from and payable to clearing organizations and other broker-dealers at December 31, 2005, consist of the following:

	Receivable	Payable
Securities failed-to-deliver/receive	$12,355,112	$ 323,176
Receivable from clearing organizations	917,391	2,239,011
Fees and commissions receivable/payable	999,893	888,653
Totals	$14,272,396	$3,450,840

NOTE 5 - SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED

Marketable securities owned and sold, not yet purchased, consist of securities, bonds, and derivatives at market values, as follows:

	Owned	Sold, Not Yet Purchased
Obligations of U.S. government	$ 498,374	$ -
State and municipal obligations	15,965	-
Corporate stocks	3,006,911	725,704
Options	-	730
	$ 3,521,250	$ 726,434

NOTE 6 - INCOME TAXES

For income tax purposes, the shareholders have elected that the Company be treated as an "S" corporation under Subchapter S of the Internal Revenue Code and as a Small Business Corporation under New York State Corporate Franchise Tax Law. Accordingly, no provision has been made for Federal income taxes since the net income or loss of the Company is to be included in the tax returns of the individual shareholders. The provision for income taxes represents primarily state and local taxes for the year ended December 31, 2005.

NOTE 7 - SUBORDINATED BORROWINGS

At December 31, 2005, the Company had borrowings of $2,282,714 from shareholders pursuant to written subordination agreements. The subordination agreements are subject to the rules and regulations of the Securities and Exchange Commission and as such are available in computing net capital (see Note 12) under the Securities and Exchange Commission's uniform net capital rule. The agreements mature on various dates through December 31, 2008, unless extended. The loans are interest bearing at a rate of 10% per annum. To the extent that such borrowings are required for the Company's continued compliance with the minimum net capital requirements, they may not be repaid.

NOTE 8 - STOCK OPTION PLAN

In March 1999, the Company established a plan to grant stock options to employees allocating 10% ownership of the Company to the plan. The plan provides that the option price be determined by the Board of Directors at its discretion. The term of the option shall not be more than ten years from the date the option is granted. At

NOTE 8 - CONTINUED

December 31, 2005, the maximum number of options available under the plan is 65.27. At that date, 64 options had been granted and 55 were exercised. During 2005, the Company issued 9 shares in an amount equivalent to the exercised options and received $89,584.

NOTE 9 - PROFIT SHARING PLAN

The Company has a qualified, noncontributory profit sharing retirement plan covering substantially all of its eligible employees. An employee becomes fully vested upon completion of five years of qualifying service. For 2005, the Company accrued $253,826 as a contribution to the plan, which amount is reflected in the financial statements at December 31, 2005.

NOTE 10 - COMMITMENTS

The Company leases office space and two New York Stock Exchange seats under operating lease agreements expiring at various dates through September 30, 2009. The following are minimum annual lease payments for the periods ending December 31:

Year-ended December 31	Minimum Lease Payments
2006	$376,214
2007	223,240
2008	223,240
Thru September 2009	167,430
	$ 990,124

NOTE 11 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1). The Company has elected to compute net capital under the alternative provisions of the Rule, which requires that the Company maintain minimum net capital equal, as defined, equal to the greater of $250,000 or 2% of aggregate debit items arising from customer transactions, as defined in SEC Rule 15c3-3. Net capital and aggregate debit items change from day to day. At December 31, 2005, the Company had net capital of $9,317,217 which was $9,067,217 in excess of its required net capital of $250,000.

NOTE 12 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

In the normal course of business, the Company engages in activities involving the execution and settlement of various securities transactions. These activities may expose the Company to off-balance-sheet risk in the event that the other party to the transaction is unable to fulfill its contractual obligations.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

Securities sold, not yet purchased are recorded as liabilities in the statement of financial condition and have market risk to the extent that the Company, in satisfying its obligation, may have to purchase securities at a higher value than that recorded in the statement of financial condition. The Company enters into these positions, from time to time, as it conducts its business for its customers.